SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on September 29, 2014

1. Date, Time and Location: On September 29, 2014, at 10 a.m., at the Company’s headquarter located at Avenida das Nações Unidas 8,501, 19th floor, Pinheiros, City of São Paulo, State of São Paulo.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously and without any restrictions, by all present members of the Board of Directors, as set forth in Article 22 (u) of the Company’s Bylaw, to approve all acts to be practiced by Company’s management regarding the execution of the contract “Contrato Particular de Abertura de Crédito para Construção de Empreendimento Imobiliário, com Garantia Hipotecária de Primeiro Grau e Outras Avenças No. 300.216-9”, to be celebrated between the Company and HSBC Bank Brasil S.A. – Banco Múltiplo (“HSBC”), in a total amount of R$194,000,000,00 and final due date in September 2018 (“SFI Contract”). The members of the Board of Directors also approved all acts to be practiced by the management of the Company regarding the constitution of the following guarantees of the SFI Contract: (a) mortgage of units of commercial and residential developments of the Company located in the States of São Paulo and Rio de Janeiro; and (b) fiduciary assignment of the receivables from the same residential developments. The SFI Contract to be executed will substitute (i) the Certificate of Bank Credit (Cédula de Crédito Bancário Imobiliária) issued by the Company on October 31, 2012, in favor of HSBC, in the total amount of R$100,000,000.00, with outstanding balance of R$66,664,620.00; and (ii) the “Contrato Particular de Abertura de Crédito para Construção de Empreendimento Imobiliário, com Garantia Hipotecária de Primeiro Grau e Outras Avenças nº 300.166-9” for the financing of the development Follow – The Eureka Building, celebrated between the Company and HSBC on June 28, 2013, in the amount of R$42,413,000.00, with outstanding balance of R$9,816,378.96.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 29, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer